UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
January 31, 2005


via U.S. mail	via facsimile

Matt Wayrynen					Matt Wayrynen
Chief Executive Officer and				Chief Executive
Officer
and
Principal Financial Officer				Principal Financial
Officer
Coral Gold Corp.					(604) 682-3600
455 Granville Street, Suite 400
Vancouver, British Columbia  V6C 1T1
Canada

Re:	Coral Gold Corp.
      Form 20-F filed August 16, 2004
	File No. 0-15688

Dear Mr. Wayrynen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F filed August 16, 2004

Accounting Comments

Information on the Company

		Business Overview

1. Revise your disclosures here and throughout your filing to omit representations that your business activities include the development of mineral properties. It appears that you are only engaged in exploration activities.

Norma Sass and Ruf Claims

2. Revise your filing to disclose whether Goldfranchise incurred US$100,000 on or before December 4, 2003, for exploration work at this property, and whether it has paid you 33-1/3% of all annual land fees, taxes and advance royalties required to keep the claims in good condition. Supplementally, tell us how you have accounted for Goldfranchise`s share of these expenses and the accounting literature you have followed for Canadian and U.S. GAAP to record these shared expenses.

Operating and Financial Review and Prospects

      Disclosure for Venture Issuers Without Significant Revenue

3. You indicate in your chart that you have capitalized exploration and development costs. Tell us what development activities you have engaged in, or remove the word "development" from your chart.

4. Expand your disclosures to describe how you calculate "Material costs."

Quantitative and Qualitative Disclosures About Market Risk

5. We are unable to concur that this section is inapplicable to you.
It appears that you have experienced significant foreign currency exchange rate risk and that commodity price risk may be a significant factor in your future ability to establish gold reserves. Please refer to the instructions for Item 11 and revise your filing to include the appropriate disclosures.


Financial Statements

		General

6. We note that your auditor, Ellis Foster, is not registered with the Public Company Accounting Oversight Board (PCAOB). Please be advised that future audit reports must be signed by an independent accountant who is registered with the PCAOB. Additionally, we note that all of your mining options are located in the United States. Therefore, we would expect that future financial statements will be audited by a certified public accountant licensed in the United States. Also consider whether you should be filing forms applicable to U.S. filers.

7. Parenthetically disclose at the top of each of your financial statements that you are an exploration stage company.

		Consolidated Balance Sheets

8. Explain to us why you have not recorded a liability for reclamation activities that you are required to perform. Tell us how your accounting policies in this regard comply with the applicable accounting literature for Canadian and U.S. GAAP.

		Consolidated Statements of Operations and Deficit

9. Add a column for expenses incurred from inception to date.
Refer
to FAS 7 for U.S. GAAP and AcG-11 for Canadian GAAP.

10. We note that your loss in fiscal 2004 of $753,596, divided by weighted average number of common shares outstanding of 36,863,984, would indicate a loss of $0.02 per share. Please tell us why you present a loss of $0.03 per share.

		Note 5 - Equipment

11. Explain to us with detail your accounting polices for depreciating your computer hardware and equipment. We note that you have only amortized $684 thus far for computer hardware that cost
$5,926, and that you have amortized nothing for equipment that cost
$436.

Note 14 - Differences Between Canadian and United States Generally Accepted Accounting Principles

12. Explain why your reconciliation does not entirely eliminate your mineral property assets for purposes of U.S. GAAP reporting. For example, your Canadian GAAP balance sheet indicates mineral properties valued at $7,574,347 for fiscal 2004, but for U.S. GAAP purposes you are eliminating only $6,772,388.

Other

13. We note that your operating results for the quarter ended
April
30, 2004, were furnished to us on Form 6-K on October 6, 2004, and that your results for the quarter ended July 31, 2004, were furnished on October 7, 2004. Be advised that the instructions for Form 6-K require that the materials "be furnished promptly after the material contained in the report is made public..."

Engineering Comments

General

14. Provide page numbers to improve ease of use of the document.
Page numbers used here refer to the page number supplied by EDGAR when it is printed out.

15. This document contains far too much detailed technical and other information, which tends to obscure what is important to the average investor. Replace significant amounts of your current disclosure with summaries of the information. Eliminate extraneous detail.
* Present information in clear, concise sections, paragraphs and sentences easily understandable to the average reader.
* Whenever possible, use short explanatory sentences and bullet lists.
* Avoid highly technical terminology.
* Use descriptive headings and subheadings.
* Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

16. The words "development" and "production" have very specific meanings under Industry Guide 7(a)(4), (see http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
They reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If you do not have any "reserves," as defined by Guide
7, please remove the terms "develop," "development" or "production" throughout the document, and replace them, as needed, with the terms
"explore" or "exploration." This includes the using of the terms in the Financial Statement headnotes and footnotes, see Instruction 1 to paragraph (a), Industry Guide 7.

17. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

18. You make references to mines and other mineral properties that exist in the area of your property. This may misguide investors into inferring that your property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects or companies operating in or near to your property. Focus your disclosure on your property.

Glossary, page 3

19. You utilize a significant amount of technical terminology that the average investor probably is not familiar with. Revise your filing to define technical words through the context of your discussion as much as possible. Provide definitions to the glossary for words that cannot be adequately defined in the text. Include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text.

20. You disclose definitions for the three categories of mineral resources, mineral resources, and proven and probable reserves.
Unless you use a term in the filing remove the term with its definition.

Risk Factors, page 9

21. As you are an exploration stage company as defined by Industry Guide 7, provide risk factors that address risks to investors that are found in your business.

22. Your risk factors focus on aspects that relate to projects in the
"production stage" as defined by Industry Guide 7. Rather than including discussions related to mining operations that will not apply to you unless and until you have an operating mine, include in one new risk factor a concise discussion that makes clear that you have no ongoing mining operations of any kind. And then briefly discuss risks that would apply if you ever commenced actual mining operations. However, if your business approach does not include entry into the mine management business, please delete any risk factor or other disclosure that could suggest otherwise.

Business Overview, page 10

23. Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

24. Focus your disclosure on the material information about your business characteristics. Replace highly detailed information with narrative that summarized the material aspects of your business.

History and Exploration, page 16

25. In your section, you discuss historic production in the district.
Focus your discussion on describing your properties characteristics.
Remove references to production outside of your properties.

26. With the passage of National Instrument 43-101 into law, your disclosure using non-Commission reserve definitions and "resource" estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7.
Disclose your measured and indicated resources separately from your inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before any Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources
This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred
Resources
This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an
Inferred Mineral Resource will ever be upgraded to a higher category.
Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

27. We note that you disclose mineral resource and reserve (?)
estimates made before the passage of N.I. 43-101. Remove any mineral resource and reserve estimates that do not meet the requirements of
N.I. 43-101.

28. You have included a significant amount of very detailed descriptive material in this section, the geologic setting and deposits types and mineralization discussions on pages 18 through 35.
Industry Guide 7 specifically requires that "brief" descriptions of this information be disclosed. Remove most of these descriptive materials, briefly summarize the material, and focus you disclosure on the material information that the average investor would look at.

29. In the "Porphyry Zone" section on page 21, you disclose a figure for "historical reserves." Please remove any historical reserve estimates that do not meet current standards.

Financial Statements, page 56

30. You disclose about $7.5 million for mineral property assets.
Supplementally provide a detailed breakdown of the basis for those assets.


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sandy Eisen at 202-942-1805 or Kimberly Calder at 202-942-1879 if you have questions regarding comments on the financial statements and related matters. Please contact Roger Baer at 202-942-2965 regarding engineering comments. Please contact me at
202-942-1870 with any other questions.


Sincerely,


H. Roger Schwall
Assistant Director

cc:	Sandy Eisen
	Kimberly Calder
	Roger Baer

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Coral Gold Corp.
January 31, 2005
page 8